ReliaStar Life Insurance Company
and its Separate Account N

ING Encore/ING Encore Flex

Supplement dated June 20, 2008 to the Contract Prospectus dated April 28, 2008, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. The following information replaces "The Funds" section located on page 2 of the Contract Prospectus in its entirety:

The Funds

American Funds - Growth Fund (Class 2)	ING Marsico Growth Portfolio (Class S)	ING Van Kampen Growth and Income Portfolio (Service 2 Class)
American Funds – Growth-Income Fund (Class 2)	ING MFS Total Return Portfolio (Service 2 Class)	ING VP Financial Services Portfolio (Class I)[4]
American Funds - International Fund (Class 2)	ING OpCap Balanced Value Portfolio (S Class)	ING VP Growth and Income Portfolio (Class I)
Franklin Small Cap Value Securities Fund (Class 2)	ING Oppenheimer Global Portfolio (S Class)	ING VP Index Plus International Equity Portfolio (Class I)
ING American Century Large Company Value Portfolio (S Class)	ING Oppenheimer Strategic Income Portfolio (S Class)	ING VP Index Plus MidCap Portfolio (Class I)
ING American Century Small-Mid Cap Value Portfolio (S Class)	ING Opportunistic Large Cap Growth Portfolio (Class I)[1]	ING VP Intermediate Bond Portfolio (Class I)
ING Baron Small Cap Growth Portfolio (S Class)	ING Opportunistic Large Cap Value Portfolio (Class I)[1]	ING VP International Value Portfolio (Class I)
ING BlackRock Global Science and Technology Portfolio (Class I)[1]	ING PIMCO Total Return Portfolio (S Class)	ING VP MidCap Opportunities Portfolio (Class I)
ING BlackRock Large Cap Growth Portfolio (Class S)	ING Pioneer Equity Income Portfolio (Class I)	ING VP Money Market Portfolio (Class I)[5]
ING Davis New York Venture Portfolio (S Class)[1]	ING Pioneer High Yield Portfolio (I Class)	ING VP Real Estate Portfolio (Class I)
ING Fidelity® VIP Contrafund® Portfolio (S Class)[2]	ING Solution Income Portfolio (S Class)[3]	ING VP Small Company Portfolio (Class I)
ING Fidelity® VIP Equity-Income Portfolio (S Class)[2]	ING Solution 2015 Portfolio (S Class)[3]	ING VP SmallCap Opportunities Portfolio (Class I)
ING Fidelity® VIP Growth Portfolio (S Class)[2]	ING Solution 2025 Portfolio (S Class)[3]	ING VP Strategic Allocation Conservative Portfolio (Class I)[3]
ING Fidelity® VIP Mid Cap Portfolio (S Class)[2]	ING Solution 2035 Portfolio (S Class)[3]	ING VP Strategic Allocation Growth Portfolio (Class I)[3]
ING FMR^SM Diversified Mid Cap Portfolio (Class I)[*]	ING Solution 2045 Portfolio (S Class)[3]	ING VP Strategic Allocation Moderate Portfolio (Class I)[3]
ING Global Resources Portfolio (Class S)	ING Stock Index Portfolio (Class I)	Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
ING JPMorgan Mid Cap Value Portfolio (S Class)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (S Class)	Oppenheimer Main Street Small Cap Fund®/VA
ING Julius Baer Foreign Portfolio (Service 2 Class)	ING T. Rowe Price Equity Income Portfolio (Service 2 Class)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Legg Mason Partners Aggressive Growth Portfolio (S Class)	ING T. Rowe Price Growth Equity Portfolio (S Class)	Pioneer High Yield VCT Portfolio (Class I)
ING Legg Mason Value Portfolio (Service 2 Class)	ING Templeton Foreign Equity Portfolio (S Class)	Wanger Select
ING Lord Abbett Affiliated Portfolio (Class I)	ING Thornburg Value Portfolio (S Class)	Wanger U.S. Smaller Companies[6]
	ING UBS U.S. Large Cap Equity Portfolio (S Class)	
	ING Van Kampen Comstock Portfolio (S Class)	
	ING Van Kampen Equity and Income Portfolio (S Class)	

[*] FMR^SM is a service mark of Fidelity Management & Research Company.

[1] This fund has changed its name to the name listed above. See Appendix IV–Fund Descriptions of the prospectus for a complete list of former and current fund names.

[2] These funds are structured as "Master-Feeder" funds that invest directly in shares of an underlying fund. See "Fees–Fund Fees and Expenses" for additional information.

[3] These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees–Fund Fees and Expenses" for additional information.

[4] This fund is scheduled to be liquidated into ING VP Money Market Portfolio (Class I) on or about September 5, 2008.

[5] Available for investment in transfer premium series contracts only. For flexible premium series contracts, currently only available in situations where the contract provides for a refund of purchase payments upon the exercise of the right to cancel provision. See "Right to Cancel."

[6] Effective June 1, 2008, this fund is scheduled to change its name to Wanger USA.

2. The following information replaces the "Minimum Guaranteed Withdrawal Benefit Rider" subsection of the "Optional Living Benefit Rider Charges (available with transfer series only)" section located on page 7 of the Contract Prospectus in its entirety:

Minimum Guaranteed Withdrawal Benefit Rider

As a Maximum Annual Charge[13]	As a Maximum Quarterly Charge[13]
1.50% of the Guaranteed Withdrawal Base[14]	0.375% of the Guaranteed Withdrawal Base[14]

[13] This is the maximum charge we may charge for this rider. As of the date of this prospectus, the annual charge is 0.55% of the Guaranteed Withdrawal Base (0.1375% on a quarterly basis).

[14] The Guaranteed Withdrawal Base is an amount used to determine the Annual Withdrawal Amount. If the rider is effective on the contract issue date, the initial Guaranteed Withdrawal Base is equal to the initial purchase payment, and is increased by purchase payments received in the first contract year. If the rider is effective on a contract anniversary, the Guaranteed Withdrawal Base is equal to the contract value on that date, and increased by purchase payments received in that contract year. Because an election to Reset the MGWB rider may have the effect of increasing the Guaranteed Withdrawal Base, and because the charge for the MGWB rider is based upon the Guaranteed Withdrawal Base, an election to Reset the MGWB rider may result in higher charges (as expressed in dollars), even if we have not raised the percentage charge. See "Optional Living Benefit Riders–Minimum Guaranteed Withdrawal Benefit Rider" and "Fees–Optional Living Benefit Riders."

3. The following information is added to the Appendix IV – Fund Descriptions in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio	Directed Services LLC **Subadviser**: Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.